Exhibit 99.1

Alterity Therapeutics to Host Webcast Today on New Data from the bioMUSE Natural History Study

- New bioMUSE Data Informs ATH434-202 Study Endpoints –

- Webcast to Include Key Opinion Leader, Daniel Claassen, M.D., M.S., Vanderbilt University -

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 30 May 2024: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, will be hosting an investor webcast today on Thursday, 30 May 2024 in Australia / Wednesday, 29 May 2024 in the United States. Details are listed below and registration is required.

The call will feature Alterity’s CEO Dr. David Stamler who will discuss the bioMUSE Natural History Study results and their impact on the endpoints for the ATH434-202 Phase 2 clinical trial. Joining the call will be key opinion leader Daniel Claassen, M.D., M.S., Professor of Neurology, Vanderbilt University Medical Center. Dr. Claassen is the Principal Investigator of bioMUSE and the Coordinating Investigator of the ATH434-201 Phase 2 clinical trial.

Webcast details

AUSTRALIA PARTICIPANTS:

Date:	Thursday, 30 May 2024
Time:	10:00 a.m. AEST (Sydney/Melbourne)

UNITED STATES PARTICIPANTS:

Date:	Wednesday, 29 May 2024
Time:	5:00 p.m. Pacific Time
8:00 p.m. Eastern Time

Register for the Zoom webcast: https://bit.ly/3yFXHMp

Registration is required and dial in details will be sent directly upon registration.

Investors will have the opportunity to ask questions during the call, at the conclusion of the presentation. Investors are also able to submit questions in advance to Hannah Howlett at we- aualteritytherapeutics@we-worldwide.com

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

David Stamler, MD CEO Webinar – bioMUSE Data Release May 29/30, 2024

Forward Looking Statements This presentation may contain some statements that may be considered “Forward - Looking Statements”, within the meaning of the US Securities Laws . Thus, any forward - looking statement relating to financial projections or other statements relating to the Company’s plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially . For a discussion of such risks and uncertainties as they relate to us, please refer to our 2023 Form 20 - F, filed with US Securities and Exchange Commission, in particular Item 3 , Section D, titled “Risk Factors . ’’ 2

Objectives of Today’s Webinar • Review new data from bioMUSE natural history study • Discuss relevance of bioMUSE for ATH434 - 202 study • Expert perspective on Multiple System Atrophy (MSA) • Review timing of Phase 2 data 3

PARTNER Promising Portfolio in Neurodegenerative Diseases PARTNER PHASE ASSET PARTNER / COLLABORATOR PHASE 2 PHASE 1 NATURAL HISTORY PRE - CLINICAL DISCOVERY INDICATION PROGRAM mplete Enrollment Co Multiple System Atrophy Early Stage ATH434 - 201 mplete Enrollment Co Multiple System Atrophy Advanced ATH434 - 202 Parkinson’s Disease ATH434 Multiple System Atrophy Natural History Study bioMUSE Neurodegenerative Diseases Drug Discovery 4

Multiple System Atrophy (MSA): Rare, Highly Debilitating and Rapidly Progressive Neurodegenerative Disease

Alterity THERAPEUTICS

- Parkinsonian disorder with no approved treatment
- Orphan disease
- Disease characteristics
  - Motor: Parkinsonism, uncoordinated movements, balance problems/falls
  - Autonomic dysfunction: blood pressure maintenance, bladder control, bowel function
  - Brain atrophy in multiple regions
- Median survival 7.5 years after symptom onset



Sexual dysfunction
Urinary dysfunction
REM sleep behavior disorder
Orthostatic hypotension
Stridor
Parkinsonism
Cerebellar features
Multidomain autonomic failure
Pyramidal signs
Recurrent falls
Indwelling catheter
Frontal executive dysfunction
Unintelligible speech
Gastrostomy
Tracheostomy
Bronchopneumonia
Uroseptic fever
Sudden death
Death can occur
Clinically Established MSA
Premotor MSA
Clinically Probable MSA
0
3
6
9
Years

5

Sources: Fanciulli, Wenning. NEJM 2015 | Wenning, et al. Mov Disorders 2022 | Coon, et al. Brain 2015 | Claassen,et al. Mov Disorders 2021

Sources: Kaindlstorfer, J. Alzheimers Dis. 2018; Bengoa - Vergniory N, Acta Neuropathol. 2017 6 Iron is Critical in Disease Pathogenesis Iron and α - Synuclein are important contributors to MSA pathology • Adverse impact of excess labile iron • Leads to α - synuclein aggregation ڮ neuronal dysfunction • Oxidative stress with intracellular damage • Cell death • Hallmark of MSA pathology • α - synuclein aggregates in neurons and glial (support) cells • Neuron and glial cells loss • Atrophy in multiple brain regions Oxidative Stress Neuroinflammation Iron Imbalance Stored iron Labile iron • Needed for cellular metabolism • Generates damaging free radicals

Accumulated Evidence of ATH434 Efficacy

Alterity THERAPEUTICS

Target Disease	Model	Midbrain* Iron	α-Synuclein	Preserve Neurons/ Function	Clinical Observations
Parkinson's disease	Mouse MPTP	↓	↓	↑	Improved motor performance
Parkinson's disease	Mouse A53T	↓	↓	↑	Improved motor performance
Parkinson's disease	Mouse tau knockout	↓	↓	↑	Improved motor performance
MSA	PLP-α-syn	↓	↓	↑	Improved motor performance
MSA	PLP-α-syn	↓	↓	↑	Improved motor performance
Parkinson's disease	Monkey MPTP	↓	n/a	↑	Improved motor performance

* includes s. nigra

ATH434 consistently improved motor performance across diverse animal models of disease by redistributing iron and preserving neurons

7

Source: Finkelstein, Acta Neuropath Comm 2017; Beauchamp et al, Neurotherapeutics 2022; Heras-Garvin et al, Mov Disord. 2021; Finkelstein et al, J Park Dis 2022; Bradbury et al, Am Acad. Neurol 2024

Approach: Address Underlying Pathology of Disease Potential Disease Modifying Therapy for MSA Redistribute excess labile iron in the CNS Reduce α - synuclein aggregation and Oxidative stress Rescue brain cells/ neuronal function 8

Multiple System Atrophy Clinical Development Program 9

Clinical Studies in MSA

Alterity THERAPEUTICS

Study	bioMUSE – Natural History	ATH434-201 – Phase 2	ATH434-202 – Phase 2
Design	Observational	Randomized, double-blind	Single arm, open-label
Objectives	Characterize early-stage MSA	Efficacy and safety of ATH434	Efficacy and safety of ATH434
Population	Early-stage MSA	Early-stage MSA	Advanced MSA
Sample Size	N = 21	N = 77	N = 10
Observation/Treatment	12 months	12 months treatment	12 months treatment
Brain MRI Biomarkers	Iron, volume, glial pathology	Same as bioMUSE	Same as bioMUSE
Fluid Biomarkers	NFL, Aggregated α-synuclein	Same as bioMUSE	Same as bioMUSE
Other Biomarkers	Wearable movement sensors	Same as bioMUSE	–
Clinical Measures	Motor exam, autonomic function, activities of daily living, global measures	Same as bioMUSE	Same as bioMUSE

10

BioMUSE Natural History Study
Learnings to Date

Optimize Patient Selection

Advanced MRI methods



0
Iron content [ppb]
300

Identify "iron signature" of early MSA

α-synuclein in CSF



1000000
100000
10000
1000
100
Fluorescence
PD
MSA
Time →

Differentiate MSA from PD

Revised selection criteria in ATH434-201 and ATH434-202 protocols to exclude PD patients

Precision Endpoint Assessment

New MRI Template



Improve precision of structural MRI

Iron distribution in MSA



BM06
Controls
MSA patient
10th and 90th
median
Number of voxels
250
200
150
100
50
0
-0.1
-0.05
0
0.05
0.1
0.15
0.2
0.25
0.3
0.35
0.4
Iron/voxel

Novel strategies for measuring brain iron in individual regions

State of the art methods enabled precise measurements of iron and brain volume with MRI

11

Sources: Presentations/Posters on file, including Claassen et al, MDS Conference 2021 and 2022.

25 Adults 30 to 78 yo with MSA assessed for eligibility 4 Excluded • 2 Unable to complete procedures • 1 Exclusionary MRI findings • 1 Unreliable 21 Enrolled 17 Early Stage (Clinically Probable MSA) 4 Advanced (Clinically Established MSA) Followed for 12 months 10 MSA 5 Parkinson 2 Undefined Participant Flow in bioMUSE Single timepoint Ô Refine biomarker endpoints Source 13

Status How Assessed Biomarker 12 mo data reported today MRI/QSM Iron content 12 mo data reported today MRI/T1w Volumes Preliminary data reported in 2023 MR spectroscopy N - acetylaspartate/ myoinositol In process MRI Neuromelanin BioMUSE Brain Imaging Biomarkers Assessed in MSA Regions 14

15 • Based on routine (e.g., structure/volume) and specialized MRI techniques • Bioengineer evaluated MRI processing algorithms to optimize measurement 1,2 • Method selected which is reproducible and minimizes artifacts between MRIs 1 Marques. QSM reconstruction challenge 2.0. Magn Reson Med . 2021 2 QSM consensus Committee. Recommended implementation of QSM. Magn Reson Med . 2024 MRI Methods to Measure Brain Iron We have established standardized methods to analyze brain iron in bioMUSE and will apply same methods in the Phase 2 studies

6M 12M - 0.02 0.00 0.02 0.04 0.06 Substantia Nigra Change from BL ** 6M 12M - 0.02 - 0.01 0.00 0.01 0.02 Putamen Change from BL 6M 12M - 0.02 - 0.01 0.00 0.01 0.02 Pallidum Change from BL 6M 12M - 0.02 - 0.01 0.00 0.01 0.02 Cerebellar Dentate Nucleus Change from BL Statistically significant increase in iron over 12 months in the substantia nigra ** p < 0.01 BioMUSE: Change in Iron Content by MRI Brain Regions affected in MSA 16

Optimizing MRI Methods to Measure Brain Volumes

Alterity THERAPEUTICS

- Multiple System Atrophy = atrophy (shrinking) of brain structures
- Routine MRI are analyzed in 2 dimensions (2D)
- We are interested in measuring brain volume (in 3D)
- Needed a new method to measure volumes in MSA affected areas

Method Development

- Neuroradiologist manually traced 2D images for each bioMUSE subject
  - 2D MRI → 3D rendering → measure volume
  - Human time: 10 hours per MRI
- Bioengineer employed Machine Learning/AI to teach computer to do the same
  - Computer time: 5 minutes per MRI



2D image



3D rendering

Allows measurement of brain volumes with precision in all Phase 2 participants

VANDERBILT UNIVERSITY MEDICAL CENTER

17

18 Statistically significant decreases in brain volume observed in all regions at 12 months and in 3 of 4 regions at 6 months 6M 12M - 6 - 3 0 Cerebellum % Change from BL ** ** 6M 12M - 8 - 6 - 4 - 2 0 Brainstem % Change from BL ** ** 6M 12M - 12 - 9 - 6 - 3 0 Putamen % Change from BL ** 6M 12M - 12 - 9 - 6 - 3 0 Pallidum % Change from BL * ** * p < 0.05 ** p < 0.01 BioMUSE: Change in Brain Volume by MRI Brain Regions affected in MSA

6M 12M - 6 - 4 - 2 0 MSA % Change from BL ** ** New Imaging Biomarker MSA Volume Index 6M 12M - 6 - 4 - 2 0 PD % Change from BL Combine volume of these 4 regions affected in MSA BioMUSE: Change in Brain Volume by MRI Brain Atrophy in MSA 19

• Observational Study in MSA • Goals: improve patient selection and choose endpoints for Phase 2 • Iron content: Significant increase in iron observed at 12 months in one brain region (s. nigra) • Brain volume: Significant decrease in volume observed over 12 months in all four MSA regions ❖ Novel Imaging Biomarker: MSA Volume Index BioMUSE Summary 20

Implications of bioMUSE Data on ATH434 - 202 Study 21

We target endpoints with the largest change over the planned study period to more readily demonstrate a drug effect Endpoint Selection in Treatment Trials Biomarker Endpoint Selection Relevant to Tracks with disease Preclinical indication underlying disease progression of drug effect 22

ATH434 - 202 Key Study Endpoints Change in MSA Volume Index by MRI at 12 months • Based on the significant decrease in volume in relevant brain regions in MSA Primary Endpoint Change in Iron content in the substantia nigra by MRI at 12 months • Based on the significant increase in iron in relevant brain region in MSA Secondary Endpoint 23

ATH434 - 201 Phase 2 Trial Study Complete Feb 25 Jan 24 Feb 24 Mar 24 Apr 24 May 24 Jun 24 Jul 24 Aug 24 Sep 24 Oct 24 Nov 24 Dec 24 Jan 25 Key Milestones ATH434 MoA data BioMUSE Data ATH434 - 202 Preliminary 6 mo Data Scientific Meeting Presentations ATH434 - 201 Phase 2 Trial Topline Data 24

Professor of Neurology Vanderbilt University Medical Center Research focus: Neuroimaging/Therapeutics Principal Investigator of bioMUSE Coordinating Investigator of the ATH434 - 201 Clinical Trial Daniel Claassen, M.D., M.S. 25

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